    As filed with the Securities and Exchange Commission on September 9, 1996
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------


                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1995
                   -------------------------------------------


                           Commission File No: 1-6695
                           --------------------------


                         FABRI-CENTERS OF AMERICA, INC.
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                   ------------------------------------------
(Full title of the plan and the address of the plan, if different from that of the issuer named below)


                         Fabri-Centers of America, Inc.
                                5555 Darrow Road
                                Hudson, OH 44236
                                ----------------
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

   Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


FABRI-CENTERS OF AMERICA, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

By: Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan Committee


/s/ Rosalind Thompson
- ----------------------------------
Rosalind Thompson                                              September 9, 1996
Committee Chairperson

                                   APPENDIX 1


                         FABRI-CENTERS OF AMERICA, INC.
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN


                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Advisory Committee of the
Fabri-Centers of America, Inc. Employees'
Savings and Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Fabri-Centers of America, Inc. Employees' Savings and Profit-Sharing Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995, as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II), as listed in the accompanying index, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Cleveland, Ohio,
  August 23, 1996.

                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1995
                                -----------------


   Statement of Net Assets as of December 31, 1995

   Statement of Net Assets as of December 31, 1994

   Statement of Changes in Net Assets for the Year Ended December 31,
        1995

   Notes to Financial Statements

   Schedule I-Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1995

   Schedule II-Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1995

                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                             STATEMENT OF NET ASSETS
                             -----------------------

                                DECEMBER 31, 1995
                                -----------------


                                                                        Participant Directed
                                             ---------------------------------------------------------------------------
                                                            Equity      Insurance                  Company      Company
                                               S&P 500      Growth      Contract    Government      Stock        Stock
                                             Stock Fund      Fund         Fund      Bond Fund      Fund A       Fund B
                                             ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
  Cash and cash equivalents                  $     --     $   28,435   $    2,780   $    7,762   $   29,275   $   17,152
                                             ----------   ----------   ----------   ----------   ----------   ----------


  Investments, at market-
    Corporate stocks                               --           --           --           --      2,565,526    1,477,978
    Insurance Company Investment Contracts         --           --        700,000         --           --           --
    Society National Bank -
      Victory Special Value Stock Fund             --      1,821,172         --           --           --           --
      Victory Stock Index Fund                2,740,115         --           --           --           --           --
      EB Magic Fund                                --           --      3,794,723         --           --           --
      Victory Government Mortgage Fund             --           --           --      1,203,753         --           --
                                             ----------   ----------   ----------   ----------   ----------   ----------
                                              2,740,115    1,821,172    4,494,723    1,203,753    2,565,526    1,477,978

  Employer contribution receivable                 --           --           --           --           --           --
  Participant contribution receivable            53,239       42,293       45,937       26,765       90,482       11,554
  Accrued interest receivable                      --             37           38           24          127           82
                                             ----------   ----------   ----------   ----------   ----------   ----------

        Total assets                          2,793,354    1,891,937    4,543,478    1,238,304    2,685,410    1,506,766
                                             ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:
  Accrued administrative expenses                 2,244        4,020        4,579        1,937        1,271          236
  Other                                          11,131         --           --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------   ----------

        Total liabilities                        13,375        4,020        4,579        1,937        1,271          236
                                             ----------   ----------   ----------   ----------   ----------   ----------


NET ASSETS (PARTICIPANTS' EQUITY)            $2,779,979   $1,887,917   $4,538,899   $1,236,367   $2,684,139   $1,506,530
                                             ==========   ==========   ==========   ==========   ==========   ==========


                                                                    Nonparticipant Directed
                                                   -------------------------------------------------------------
                                                     Stock       Stock       Company      Company
                                                   Ownership   Ownership      Stock        Stock
                                                    Fund A       Fund B      Fund A       Fund B         Total
                                                  -----------   --------  -----------  -----------   -----------

ASSETS:
  Cash and cash equivalents                       $     --    $     --    $    22,909  $    17,639   $   125,952
                                                  -----------   --------  -----------  -----------   -----------


  Investments, at market-
    Corporate stocks                                  207,919    170,807    2,007,605    1,519,950     7,949,785
    Insurance Company Investment Contracts               --         --           --           --         700,000
    Society National Bank -
      Victory Special Value Stock Fund                   --         --           --           --       1,821,172
      Victory Stock Index Fund                           --         --           --           --       2,740,115
      EB Magic Fund                                      --         --           --           --       3,794,723
      Victory Government Mortgage Fund                   --         --           --           --       1,203,753
                                                  -----------   --------  -----------  -----------   -----------
                                                      207,919    170,807    2,007,605    1,519,950    18,209,548

  Employer contribution receivable                       --         --         51,229       34,017        85,246
  Participant contribution receivable                    --         --           --           --         270,270
  Accrued interest receivable                            --         --            100           85           493
                                                  -----------   --------  -----------  -----------   -----------

        Total assets                                  207,919    170,807    2,081,843    1,571,691    18,691,509
                                                  -----------   --------  -----------  -----------   -----------

LIABILITIES:
  Accrued administrative expenses                         142        232          994          244        15,899
  Other                                                 2,309      2,282         --           --          15,722
                                                  -----------   --------  -----------  -----------   -----------

        Total liabilities                               2,451      2,514          994          244        31,621
                                                  -----------   --------  -----------  -----------   -----------

NET ASSETS (PARTICIPANTS' EQUITY)                 $   205,468   $168,293  $ 2,080,849  $ 1,571,447   $18,659,888
                                                  ===========   ========  ===========  ===========   ===========


             The accompanying notes to financial statements are an integral part of this statement.

                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                             STATEMENT OF NET ASSETS
                             -----------------------

                                DECEMBER 31, 1994
                                -----------------


                                                                  Particpant Directed
                                             --------------------------------------------------------------
                                                            Equity     Insurance                  Company
                                               S&P 500      Growth      Contract    Government     Stock
                                             Stock Fund     Fund          Fund       Bond Fund      Fund
                                             ----------   ----------   ----------   ----------   ----------

ASSETS:
  Cash and cash equivalents                  $      638   $      597   $     --     $      400   $    8,200
                                             ----------   ----------   ----------   ----------   ----------

  Investments, at market-
    Corporate stocks                               --           --           --           --      2,093,328
    Insurance Company Investment Contracts         --           --      1,700,000         --           --
    Society National Bank -
      Victory Special Value Stock Fund             --      1,003,173         --           --           --
      Victory Stock Index Fund                1,689,920         --           --           --           --
      EB Magic Fund                                --           --      2,914,018         --           --
      Victory Government Mortgage Fund             --           --           --        954,575         --
                                             ----------   ----------   ----------   ----------   ----------
                                              1,689,920    1,003,173    4,614,018      954,575    2,093,328

  Employer contribution receivable                 --           --           --           --           --
  Participant contribution receivable            51,440       39,105      107,123       32,923       83,310
  Accrued interest receivable                        11            8       80,141            7          136
                                             ----------   ----------   ----------   ----------   ----------

        Total assets                          1,742,009    1,042,883    4,801,282      987,905    2,184,974
                                             ----------   ----------   ----------   ----------   ----------

LIABILITIES:
  Accrued administrative expenses                 3,947        2,332        9,118        2,212        5,716
  Other                                            --           --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------

        Total liabilities                         3,947        2,332        9,118        2,212        5,716
                                             ----------   ----------   ----------   ----------   ----------

NET ASSETS (PARTICIPANTS' EQUITY)            $1,738,062   $1,040,551   $4,792,164   $  985,693   $2,179,258
                                             ==========   ==========   ==========   ==========   ==========


                                                       Nonparticipant Directed
                                             --------------------------------------
                                               Stock       Company
                                              Ownership     Stock
                                                Fund         Fund          Total
                                             -----------  -----------   -----------

ASSETS:
  Cash and cash equivalents                  $      --    $     8,434   $    18,269
                                             -----------  -----------   -----------

  Investments, at market-
    Corporate stocks                             310,909    2,152,774     4,557,011
    Insurance Company Investment Contracts          --           --       1,700,000
    Society National Bank -
      Victory Special Value Stock Fund              --           --       1,003,173
      Victory Stock Index Fund                      --           --       1,689,920
      EB Magic Fund                                 --           --       2,914,018
      Victory Government Mortgage Fund              --           --         954,575
                                             -----------  -----------   -----------
                                                 310,909    2,152,774    12,818,697

  Employer contribution receivable                  --         86,458        86,458
  Participant contribution receivable               --           --         313,901
  Accrued interest receivable                          7          139        80,449
                                             -----------  -----------   -----------

        Total assets                             310,916    2,247,805    13,317,774
                                             -----------  -----------   -----------

LIABILITIES:
  Accrued administrative expenses                    718        5,880        29,923
  Other                                            7,550         --           7,550
                                             -----------  -----------   -----------

        Total liabilities                          8,268        5,880        37,473
                                             -----------  -----------   -----------

NET ASSETS (PARTICIPANTS' EQUITY)            $   302,648  $ 2,241,925   $13,280,301
                                             ===========  ===========   ===========


                      The accompanying notes to financial statements are an integral part of this statement.

                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                       STATEMENT OF CHANGES IN NET ASSETS
                       ----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                                                                                     Participant Directed
                                                     ------------------------------------------------------------------------------
                                                                     Equity      Insurance                  Company        Company
                                                      S&P 500        Growth      Contract   Government       Stock          Stock
                                                     Stock Fund       Fund         Fund     Bond Fund        Fund A         Fund B
                                                     ----------    ----------  ----------   ----------      ----------   ----------

INCREASES:
  Interest and dividend income                      $    63,461   $    32,338  $    12,713   $    79,390   $     4,629   $      199
  Contributions by Fabri-Centers of America, Inc.          --            --           --            --            --             --
  Contributions by participants                         648,382       599,254      559,294       364,472     1,003,318       26,557
  Net realized gain on sale of investments               72,825        64,871       32,963        10,000       141,754        4,652
  Net unrealized gain on investments                    557,621       260,074      227,709        72,459       524,163      221,533
  Other                                                     725           526         --            --              --        1,751
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                      1,343,014       957,063      832,679       526,321     1,673,864      254,692
                                                    -----------   -----------  -----------   -----------   -----------  -----------

DECREASES:
  Distributions to former participants                  234,928       144,087      436,587       150,445       337,543       54,955
  Administrative expenses                                39,943        18,748       29,694        11,351         4,850        2,564
  Other                                                    --            --           --            --            --
                                                    -----------   -----------  -----------   -----------   -----------  -----------
                                                        274,871       162,835      466,281       161,796       342,393       57,519
                                                    -----------   -----------  -----------   -----------   -----------  -----------

NET INCREASE FOR THE YEAR                             1,068,143       794,228      366,398       364,525     1,331,471      197,173

BALANCE, BEGINNING OF YEAR                            1,738,062     1,040,551    4,792,164       985,693     2,179,258         --

INTERFUND TRANSFERS:
  Investment election                                   (26,226)       53,138     (619,663)     (113,851)      661,053     (178,286)
  Transfer due to Company stock split                      --            --           --            --      (1,487,643)   1,487,643
                                                    -----------   -----------  -----------   -----------   -----------  -----------

BALANCE, END OF YEAR                                $ 2,779,979   $ 1,887,917  $ 4,538,899   $ 1,236,367   $ 2,684,139  $ 1,506,530
                                                    ===========   ===========  ===========   ===========   ===========  ===========



                                                                          Nonparticipant Directed
                                                    -----------------------------------------------------------------
                                                       Stock         Stock     Company       Company
                                                      Ownership    Ownership     Stock        Stock
                                                       Fund A       Fund B       Fund A       Fund B         Total
                                                    -----------  -----------  -----------   -----------  -----------

INCREASES:
  Interest and dividend income                      $       164  $      --    $     3,623   $       204  $   196,721
  Contributions by Fabri-Centers of America, Inc.          --           --        647,484       106,802      754,286
  Contributions by participants                            --           --           --            --      3,201,277
  Net realized gain on sale of investments                  373           48      110,927         4,784      443,197
  Net unrealized gain on investments                     68,645       29,792      410,174       227,826    2,599,996
  Other                                                    --           --           --           1,801        4,803
                                                    -----------  -----------  -----------   -----------  -----------
                                                         69,182       29,840    1,172,208       341,417    7,200,280
                                                    -----------  -----------  -----------   -----------  -----------

DECREASES:
  Distributions to former participants                   23,017        2,215      264,139        56,517    1,704,433
  Administrative expenses                                  --           --          3,795         2,638      113,583
  Other                                                   1,514        1,163         --              --        2,677
                                                    -----------  -----------  -----------   -----------  -----------
                                                         24,531        3,378      267,934        59,155    1,820,693
                                                    -----------  -----------  -----------   -----------  -----------

NET INCREASE FOR THE YEAR                                44,651       26,462      904,274       282,262    5,379,587

BALANCE, BEGINNING OF YEAR                              302,648         --      2,241,925          --     13,280,301

INTERFUND TRANSFERS:
  Investment election                                      --           --         98,777       125,058         --
  Transfer due to Company stock split                  (141,831)     141,831   (1,164,127)    1,164,127         --
                                                    -----------  -----------  -----------   -----------  -----------

BALANCE, END OF YEAR                                $   205,468  $   168,293  $ 2,080,849   $ 1,571,447  $18,659,888
                                                    ===========  ===========  ===========   ===========  ===========


                      The accompanying notes to financial statements are an integral part of this statement.

                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------


1. SUMMARY OF PLAN:
   ----------------

         The original Fabri-Centers of America, Inc. Employees' Profit-Sharing Plan was adopted as of September 1, 1974, and has been amended on occasion in order to, among other things, maintain compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1983, the plan was amended, restated and renamed the Fabri-Centers of America, Inc. Employees' Savings and Profit-Sharing Plan (the Plan), which included a payroll-based employee stock ownership feature (PAYSOP). Effective April 1, 1992, the Plan was again amended and restated. Effective August 2, 1995, the Plan was amended to reflect the recapitalization of the Fabri-Centers of America, Inc. common stock whereby each existing common share was exchanged for one Class A share and one Class B share. The principal provisions of the Plan are as follows:

Eligibility
- -----------

         All active employees of Fabri-Centers of America, Inc. (the Company) and wholly owned subsidiaries that have adopted the Plan, and who have been continuously employed as employees of the Company for a period of one year, have attained the age of 21, have completed at least 1,000 hours of service and are not a member of a recognized collective bargaining organization, are eligible to participate in the Plan.

Deferred Income Contributions
- -----------------------------

         Pursuant to a Compensation Deferral Agreement permitted under Section 401(k) of the Internal Revenue Code, plan participants may elect to defer from 1% to 10% of their compensation, subject to an annual limitation under the Internal Revenue Code, and such amount will be contributed to the Plan by the Company as a deferred income contribution.

Employer Matching Contributions
- -------------------------------

         The Company will contribute to the Plan, subject to the forfeiture provision outlined in the following paragraph, an adjustable percentage of the deferred income contributions made by participants, (up to a 4% employee deferred compensation contribution), as well as such additional amounts as the Board of Directors may determine. These contributions are allocated among participants in proportion to the deferred income contributions made on their behalf for such period and credited to their separate accounts.

         The Company's matching contribution can range from 0% to 100%, and can be modified prior to the beginning of a month by a duly authorized officer of the Company. For the 1995 and 1994 plan years, the Company's matching contribution was 50% (of the first 4% contributed by the participant). Effective January 1, 1991, all Company matching contributions are in the form of Fabri-Centers of America, Inc. common stock, and are invested in the Company Stock Fund.

         Company contributions are funded only to the extent that they exceed cumulative forfeitures of participants terminated from the Plan.

Investment of Employee Contributions
- ------------------------------------

         Under the Plan, each participant selects the manner in which deferred income contributions to their account are to be invested. Contributions are invested in 20% increments, up to 100% in any one of the following investment options:

         a. S & P Stock Fund -- Investments are made in a portfolio of stocks comparable to the Standard & Poor's 500 largest companies with a rate of return that may fluctuate substantially and providing for no guarantee against loss;

         b. Equity Growth Fund -- Investments are made in smaller, more rapidly growing companies and providing for no guarantee against loss;

         c. Insurance Contract Fund -- Investments are made in investment contracts issued by insurance companies and banks providing for stability of principal and attractive rates of interest;

         d. Government Bond Fund -- Investments are made in bonds issued or guaranteed by the U.S. Government, its agencies or instrumentalities dependent upon the prevailing interest rates and providing for a lower risk of loss;

         e. Company Stock Fund A - Investments are made in Fabri-Centers of America, Inc. Class A common stock and providing for no guarantee against loss; or

         f. Company Stock Fund B - Investments are made in Fabri-Centers of America, Inc. Class B common stock and providing for no guarantee against loss.

A participant may change his investment election with respect to future contributions and, separately, past contributions as of January 1, April 1, July 1, or October 1 of each year.

In August of 1995, each share of Fabri-Centers of America, Inc. common stock was exchanged for one Class A share and one Class B share. As a result, the Plan was amended to add two new funds. These funds are the Company Stock Fund B and the Stock Ownership (PAYSOP) Fund B. The existing Company Stock and PAYSOP Funds were renamed as the Company Stock Fund A and Stock Ownership Fund A. As the above exchange was for an even number of Class A and Class B shares, the value of the original funds was split evenly and transferred to the two new funds at the time of their creation. These transfers have been reflected as transfer due to Company stock split in the accompanying statement of changes in net assets.

PAYSOP Contributions
- --------------------

Prior to February 1, 1987, the Company made PAYSOP contributions to the Stock Ownership Fund for each year in an amount equal to the tax credit available under Section 44G of the Internal Revenue Code. This tax credit was eliminated by the Tax Reform Act of 1986 and, therefore, the Company no longer makes PAYSOP contributions. Distributions of the PAYSOP account balances to terminated participants are made in shares of Company common stock unless otherwise specified by the participant.

Vesting Requirements
- --------------------

Contributions allocated to the accounts of participants in accordance with PAYSOP provisions and deferred income contributions made on behalf of participants in accordance with compensation deferral agreements are fully vested and nonforfeitable at all times. Company matching contributions generally vest ratably over a four-year period, based on length of employment. A participant's entire interest under the Plan becomes fully vested upon his death while employed, attainment of age 65, or permanent and total disability.

Trustee's Fees and Other Expenses
- ---------------------------------

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds, unless otherwise paid by the Company. All other costs and expenses incurred in administering the Plan, including fees of the trustee, are paid by the Plan, unless otherwise paid by the Company. During 1995 and 1994, all trustee fees and other administrative expenses were paid by the Plan.

Termination
- -----------

The Board of Directors, without further approval of shareholders, may terminate the Plan at any time. If the Plan is terminated, the Company contributions credited to each affected participant shall fully vest immediately.

2. SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------

Basis of Accounting
- -------------------

The accompanying financial statements are prepared on the accrual basis of accounting. As such, management must make certain estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the period. Actual results could differ from those estimates.

Valuation of Investments
- ------------------------

All investments except the Confederated Life Guaranteed Insurance Contracts
(GIC) are stated at market value based on published market data. A summary of the Plan's investments as of December 31, 1995 is presented on supporting
Schedule I of this report.

GIC's are stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less administration costs and funds distributed as prescribed by the contract.

Income Taxes
- ------------

In August of 1994, the Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan is exempt from income taxes under current regulations. The plan administrator believes that the Plan continues to comply with all federal and ERISA regulations to qualify as tax exempt. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

3. INFORMATION CERTIFIED BY TRUSTEE:
   ---------------------------------

The trustee, KeyCorp Investment Management and Trust Services, maintains records of investment transactions and participant accounts and determines the valuation of the investment portfolio of each fund. Information with respect to (1) investments held and their market values as presented in (a) the statements of net assets available for benefits, and (b) Schedule I, (2) investment income, net realized gain on the sale of investments and net unrealized gain on investments for the year ended December 31, 1995, and (3) Schedule II has been reported by the trustee as being complete and accurate.

4. REPORTABLE TRANSACTIONS:
   ------------------------

Schedule II summarizes the Plan's reportable transactions for the year ended December 31, 1995. A reportable transaction is any transaction or series of transactions, as defined, involving amounts in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year.

5. PARTY-IN-INTEREST TRANSACTIONS:
   -------------------------------

There have been no prohibited transactions with a party in interest, as defined by ERISA.

6. RECONCILIATION TO FORM 5500:
   ----------------------------

The statement of changes in net assets available for plan benefits reconciles as follows to Form 5500:


     1995 Form 5500:
     -----------------------------------------

     Net assets at end of year                                      $18,514,244

     1995 Statement of Changes in Net Assets
     Available for Benefits:
     -----------------------------------------

     Net assets at beginning of year                  $13,280,301
     Increases                                          7,200,280
     Decreases                                         (1,820,693)
                                                      -----------

         Subtotal                                                    18,659,888
                                                                    -----------

Difference                                                          $   145,644
                                                                    ===========

The difference in net assets is related to the treatment of benefits payable. For purposes of the financial statements, benefits payable to plan participants are treated as a component of net assets available for benefits, with the related amounts disclosed in the financial statements, whereas the Form 5500 treats benefits payable as a reduction in net assets available for benefits.

7. CONFEDERATION LIFE INSURANCE CONTRACTS:
   ---------------------------------------

On August 12, 1994, the Canadian Superintendent of Financial Institutions took control of the Confederation Life Insurance Company (Confederation Life) with the intent of liquidating Confederation Life's assets. As shown on the accompanying schedule of assets held for investment purposes (Schedule I), at December 31, 1995, the Plan held two GIC's issued by Confederation Life with a total cost of $700,000. It is still uncertain what impact, if any, the above actions will have on the value of the remaining GIC's, and, therefore, no provision for potential loss has been reflected in the accompanying financial statements.

8. SUBSEQUENT EVENTS
   -----------------

In April, 1996 the S&P 500 Stock Fund, the Equity Growth Fund, the Insurance Contract Fund and the Government Bond Fund were replaced with the EB MaGIC Fund, the Victory Intermediate Income Fund, the Victory Stock Index Fund and the Fidelity Magellan Fund, respectively. All balances in the existing funds were transferred into the new funds. These new funds essentially offer the participants fund investment election choices at the same risk levels as those previously available.

Effective July 1, 1996 the Committee amended the Plan to allow participants to make investment election changes on a monthly basis in addition to allowing for participant loans against their existing accounts subject to certain limitations.

                                                                      SCHEDULE I


                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                                DECEMBER 31, 1995
                                -----------------


                   EMPLOYER IDENTIFICATION NUMBER: 34-0720629
                   ------------------------------------------

                                PLAN NUMBER: 001
                                ----------------



  Number                                                                                 Market
 of Shares                            Issuer                               Cost           Value
- -----------      ---------------------------------------------------   -------------  -------------
                 S&P 500 STOCK FUND:
  211,265          Victory Stock Index Fund                               $2,182,494     $2,740,115
                                                                       -------------  -------------

                 EQUITY GROWTH FUND:
  145,927          Victory Special Value Stock Fund                        1,561,098      1,821,172
                                                                       -------------  -------------

                 INSURANCE CONTRACT FUND:
  350,720          Society EB Magic Fund                                   3,567,014      3,794,723

                   Insurance Company Investment Contracts-
                     Confederation Life Insurance Co., 8.84%, Contract
                       No. GIC GA61897, due August 17, 1994
  500,000                                                                    500,000        500,000

                     Confederation Life Insurance Co., 8.84%, Contract
                       No. GIC GA61900, due August 17, 1994
  200,000                                                                    200,000        200,000
                                                                       -------------  -------------
                                                                             700,000        700,000
                                                                       -------------  -------------
                                Total insurance contract fund              4,267,014      4,494,723
                                                                       -------------  -------------

                                                                      SCHEDULE I
                                                                       Continued



  Number                                                                                 Market
 of Shares                            Issuer                               Cost           Value
- -----------      ---------------------------------------------------   -------------  -------------

                 GOVERNMENT BOND FUND:
  109,531          Victory Government Mortgage Fund                     $  1,131,294   $   1,203,753
                                                                       -------------  --------------

                 COMPANY STOCK FUND A:
  345,142          Fabri-Centers of America, Inc. Class A Common
                     Stock                                                 3,638,794       4,573,131
                                                                       -------------  --------------

                 COMPANY STOCK FUND B:
  278,877          Fabri-Centers of America, Inc. Class B Common
                     Stock                                                 2,548,569       2,997,928
                                                                       -------------  --------------

                 STOCK OWNERSHIP FUND A:
  15,692           Fabri-Centers of America, Inc. Class A Common
                     Stock                                                   139,274         207,919
                                                                       -------------  --------------

                 STOCK OWNERSHIP FUND B:
  15,889           Fabri-Centers of America, Inc. Class B Common
                     Stock                                                   141,015         170,807
                                                                       -------------  --------------

                                Total all funds                          $15,609,552     $18,209,548
                                                                       =============  ==============

                                                                    SCHEDULE II


                         FABRI-CENTERS OF AMERICA, INC.
                         ------------------------------

                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                   ------------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 34-0720629
                   ------------------------------------------

                                PLAN NUMBER: 001
                                ----------------




                                                                                    Cost or
                                                                    Number of       Purchase      Selling
                                                                  Transactions       Price         Price         Gain
                                                                  ------------      ----------    ----------   --------
   SALES:

   Employee Benefits Money Market Fund                                  225         $7,170,264    $7,170,264   $     -
   Victory Special Value Fund                                            13            118,873       134,741     15,868
   Victory Stock Index Fund                                              22            159,885       184,846     24,961
   Society EB Magic Fund                                                 34            829,200       868,456     39,256
     Fabri-Centers of America, Inc. Common Stock
       Purchase Rights                                                    2             14,753        25,515     10,762
     Fabri-Centers of America, Inc. Class A Common
       Stock                                                              6            379,039       638,963    259,924

   PURCHASES:
   Employee Benefits Money Market Fund                                  255         $7,277,946    $    -       $    -
   Victory Special Value Fund                                            24            676,613         -            -
   Victory Stock Index Fund                                              32            651,335         -            -
   Society EB Magic Fund                                                 19          1,488,488         -            -
     Fabri-Centers of America, Inc. Common Stock
       Purchase Rights                                                   12          1,075,923         -            -
     Fabri-Centers of America, Inc. Class A Common
       Stock                                                              4          1,409,096         -            -
